Filed Pursuant to Rule 433
Registration No. 333-109994
November 28, 2007
PRICING TERM SHEET
5.625% Senior Notes due November 30, 2017

Issuer:	Pacific Gas and Electric Company

Security:	5.625% Senior Notes due November 30, 2017

Size:	$500,000,000

Maturity Date:	November 30, 2017

Coupon:	5.625%

Interest Payment Dates:	May 30 and November 30, commencing May 30, 2008

Price to Public:	99.458%

Benchmark Treasury:	4.25% due November 15, 2017

Benchmark Treasury Yield:	4.027%

Spread to Benchmark Treasury:	167 basis points

Yield:	5.697%

Optional Redemption:	Make-Whole Call at Treasuries plus 30 basis points

Expected Settlement Date:	December 4, 2007

CUSIP:	694308 GL5

Anticipated Ratings:	Baa1 by Moody’s Investors Service, Inc.
BBB+ by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	BNP Paribas Securities Corp.
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated

Co-Managers:	Wedbush Morgan Securities Inc.
CastleOak Securities, L.P.
Utendahl Capital Partners, L.P.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll free at 1-800-854-5674; J.P. Morgan Securities Inc. collect at 1-212-834-4533; or Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649.